

June 11, 2021

Vladimir Tenev
Chief Executive Officer
Robinhood Markets, Inc.
85 Willow Road
Menlo Park, CA 94025

> **Re: Robinhood Markets, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 28, 2021**
> **CIK No. 0001783879**

Dear Mr. Tenev:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise indicated, references to prior comments refer to our May 21, 2021 letter.

Amended Draft Registration Statement submitted May 28, 2021

General

1. We note your revised disclosures and response to comment 3. Please revise and provide us with additional information, as requested, addressing the following:
    - reconcile your assertion that users are not customers with the disclosures throughout your draft registration statement that identifies users as customers. If your assertion is correct, it appears your draft registration statement may require revision to clarify that users are not customers;
    - provide a more fulsome evaluation and accounting analysis supporting your assertion

that users are not customers, your analysis should include, but not be limited to, the following:

- º identifying any explicit and implied promises Robinhood makes in its user agreements or business practices to deliver goods or services to users. For example, we note an explicit reference to Robinhood acting as the users' agent for purposes of carrying out users' instructions as well as providing the platform and investment tools, custody, clearance and settlement. This is also referenced in Section 4d of the Robinhood crypto user agreement in regard to filling customer orders. If implied promises differ by user agreement because of applicable law or business practice, please separately identify them; and

- º explain in your evaluation whether "consideration" exists. For example, how did you contemplate whether the rebate and pass-through fees disclosed in the Robinhood crypto user agreement constituted consideration for services provided to users.

- tell us whether the referral service received is a distinct service, as defined in ASC 606, and whether the fair value of the service can be reasonably estimated;
- tell us and revise your disclosure to clarify the obligation you incur to the referring customer upon a referred customer fulfilling the specified conditions of a promotion, including whether it is a fixed monetary amount. Consider providing a representative example of a promotion that illustrates the obligation you incur and the conditions precedent to it; and
- explain why gains and losses on ownership interests that occur prior to a reward being earned and assigned represent operating rather than nonoperating gains and losses. As part of your response, tell us the various classifications you considered and rejected and the reasons why there are analogies you relied upon to support your conclusion. In addition, tell us the frequency with which your inventory of ownership interests turns.

2. We continue to evaluate your response to comment 26 and we may have further comments.

Cryptocurrency, page 191

3. Please refer to your response to comment 11. Please make a conforming revision to the cross-reference to the risk factor in the first full paragraph on page 192.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.

Sincerely,

Vladimir Tenev
Robinhood Markets, Inc.
June 11, 2021
Page 3


Division of Corporation Finance
Office of Finance


cc: D. Scott Bennett